SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

  August 15, 2014
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:  Pradip Bhaumik
Re:          Nordic American Tankers Limited
              Form 20-F for the Fiscal Year Ended December 31, 2013
              Filed April 4, 2014
              File No. 1-13944

Dear Mr. Bhaumik:
On behalf of Nordic American Tankers Limited (the "Company"), we submit this response to your letter dated August 7, 2014, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2013 (the "Form 20-F").
The following numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.
1.	You indicate that vessels in your fleet called on ports in Sudan during 2013. As you know, Sudan is designated as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. economic sanctions and export controls. You do not describe your contacts with Sudan in the Form 20-F. Please provide us with information regarding your contacts with Sudan since your letter to us dated August 11, 2011. You should describe any goods, services or fees you have provided into Sudan, directly and indirectly, and any agreements, arrangements or other contacts you have had with the government of Sudan.
Four vessels owned by the Company made four calls to Sudan during 2012.  All of these calls involved loading of oil cargoes in the Sudanese port of Bashayer to be carried to China pursuant to voyage charters with Chinese charterers.  During these calls in 2012, the Company incurred approximately $76,000 in port charges which were paid to local port authorities.

Securities and Exchange Commission
August 15, 2014

Ten vessels owned by the Company made 15 calls to Sudan during 2013.  All of these calls involved loading of oil cargoes in the Sudanese port of Bashayer to be carried to China pursuant to voyage charters with Chinese charterers.  During these calls in 2013, the Company incurred approximately $382,000 in port charges which were paid to local port authorities.
Nine vessels owned by the Company made 18 calls to Sudan during the first six months of 2014.  All of these calls involved loading of oil cargoes in the Sudanese port of Bashayer to be carried to China pursuant to voyage charters with Chinese charterers.  During these calls in 2014, the Company incurred approximately $450,000 in port charges which were paid to local port authorities.
Other than as set forth above, the Company has not provided any goods, services or fees into Sudan, directly or indirectly, and the Company has no agreements, arrangements or other contacts with the government of Sudan.
Neither the vessels nor the Company employs U.S. citizens and does not carry U.S.-origin cargoes in connection with the Sudan business.
2.	Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period.
The Company advises that it earned the following amounts of net voyage revenue from calls to Sudan during 2011, 2012, 2013 and subsequent interim period:
Fiscal year 2011:  $13.1 million
Fiscal year 2012:  $2.5 million
Fiscal year 2013:  $12.6 million
For the six months ended June 30, 2014:  $12.8 million

Securities and Exchange Commission
August 15, 2014

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.
Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe
cc:	Max Webb Assistant Director Division of Corporation Finance
Herbjørn Hansson
Chairman and Chief Executive Officer
Nordic American Tankers Limited

NORDIC AMERICAN TANKERS LIMITED
LOM Building, 27 Reid Street
Hamilton HM 11, Bermuda
  August 15, 2014
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:  Pradip Bhaumik
Re:          Nordic American Tankers Limited
              Form 20-F for the Fiscal Year Ended December 31, 2013
              Filed April 4, 2014
              File No. 1-13944
Ladies and Gentlemen:
The undersigned registrant hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours faithfully, NORDIC AMERICAN TANKERS LIMITED

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Chairman and Chief Executive Officer